AMENDMENT TO WARRANTS TO PURCHASE SHARES OF THE CAPITAL STOCK

OF MEDECISION, INC.

THIS AMENDMENT TO WARRANTS TO PURCHASE SHARES OF THE CAPITAL STOCK OF MEDECISION, INC. (the “Amendment”) is made on July 21, 2006, by and between MEDecision, Inc., a Pennsylvania corporation (the “Company”), and Liberty Ventures I, L.P. (the “Warrantholder”), and amends each of the following Warrants to Purchase Shares of the Capital Stock of MEDecision, Inc. that were issued to the Warrantholder pursuant to the terms of the Note and Warrant Purchase Agreement dated September 15, 1999 among the Company and the other parties thereto and the Note and Warrant Purchase Agreement dated May 25, 2000 among the Company and the other parties thereto: (A) Warrant to Purchase Shares of the Capital Stock of MEDecision, Inc. dated as of September 15, 1999; (B) Warrant to Purchase Shares of the Capital Stock of MEDecision, Inc. dated as of September 30, 1999; (C) Warrant to Purchase Shares of the Capital Stock of MEDecision, Inc. dated as of October 28, 1999; (D) Warrant to Purchase Shares of the Capital Stock of MEDecision, Inc. dated as of December 17, 1999; (E) Warrant to Purchase Shares of the Capital Stock of MEDecision, Inc. dated as of March 10, 2000; (F) Warrant to Purchase Shares of the Capital Stock of MEDecision, Inc. dated as of April 13, 2000; and (G) Warrant to Purchase Shares of the Capital Stock of MEDecision, Inc. dated as of May 25, 2000 (each, a “Warrant”, and collectively, the “Warrants”).

BACKGROUND

The Company and the Warrantholder desire to amend each of the Warrants so as to ratify and confirm the definition of “Qualified Public Offering” in each of the Warrants, as set forth below.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Warrantholder, intending to be legally bound hereby, agree as follows:

1. Each Warrant is amended to add a new section following Section 10 of each Warrant as follows:

“11. DEFINITIONS. For purposes of this Warrant, the term “Qualified Public Offering” shall mean the closing of the first public sale of the Common Stock of the Company pursuant to an effective registration statement under the Securities Act of 1933, as amended, for the account of the Company resulting in proceeds to the Company of not less than Thirty Million Dollars ($30,000,000) and as to which the public offering price per share of Common Stock multiplied by the number of fully diluted shares of Common Stock outstanding immediately prior to closing of the offering shall equal not less than One Hundred Fifty Million Dollars ($150,000,000).”

2. This Amendment shall be binding upon any successors or assigns of the Warrantholder and the Company.

3. This Amendment shall be governed by and construed for all purposes under and in accordance with the laws of the Commonwealth of Pennsylvania.

4. Except as expressly waived, amended, modified or supplemented hereby, each of the Warrants and the respective rights and obligations of each party thereto which are provided therein are hereby ratified and confirmed and shall continue in full force and effect. This Amendment shall not be considered a waiver or amendment of any party’s rights under any of the Warrants, except as the same are expressly waived, amended or supplemented hereby.

5. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.

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IN WITNESS WHEREOF, the undersigned have caused this Amendment to be executed on the date first written above.

MEDECISION, INC.
By:	/s/ Carl E. Smith

Carl E. Smith
Chief Financial Officer

LIBERTY VENTURES I, L.P.
By:	Liberty Ventures, Inc.
Its:	General Partner

By:	/s/ Thomas R. Morse

Name:	Thomas R. Morse
Title:	President